Exhibit 99.5

2005 ANNUAL REPORT

WHO WE ARE

CANETIC. ENERGY IN MOTION.

Welcome to Canetic. Now the third largest conventional Canadian oil and gas royalty trust, Canetic was formed in January 2006 through the merger of Acclaim Energy Trust and StarPoint Energy Trust. We combined two mid-sized trusts to create a new benchmark energy trust that has substantial financial strength and a great asset and opportunity base. Canetic is well-positioned to create long-term value for its unitholders.

WE DELIVER IN THREE KEY AREAS:

PERFORMANCE Performance means different things to different people. At Canetic, it means a relentless commitment to be the best at what we do. Team members are energetic professionals motivated by results and success. Key performance indicators for us at Canetic include growth and diversification of our asset portfolio, reliable and consistent results, leadership in our sector and unitholder returns.

ACCESSIBILITY At Canetic we believe being approachable, easy to do business with and honest translates into great opportunities. For all our stakeholders, we strive to communicate in a clear and consistent way. Creating an environment for employees that is team oriented, open, supportive and where their contributions are valued will result in greater success.

STRATEGIC VISION To succeed you must have a vision, anticipate how the environment is changing and adapt. Well planned and executed transactions and the exploitation of our assets have supported Canetic’s growth in a manageable and responsible way. Understanding where the business model is heading provides strategic advantage and opportunity. We believe that the creative execution of our strategy will translate into long-term value.

This report represents a review of Acclaim’s financial and operating results for 2005 and a discussion of the opportunities for Canetic going forward.

CONTENTS

Performance	2
Accessibility	4
Strategic Vision	6
President’s Message	8
Management Team	12
Members of the Board of Directors	13
Highlights	14
Review of Operations	18
Marketing and Risk Management	27
Reserves Summary	28
Corporate Governance	32
Community Investment Program	34
Royalty Trust Primer	35
Corporate Information	36

PERFORMANCE

Performance means different things to different people. At Canetic it means a relentless commitment to be the best at everything we do. We believe it should be measured by our growth, reliability, consistency and leadership.

Why should there be limits? Over the past three years we have demonstrated performance through the growth and diversification of our asset portfolio. Other key performance indicators include reliability, consistency and leadership in our sector and unitholder returns. Our team is made up of energetic professionals motivated by results and success – without limits.

DEMONSTRATED

A HISTORY OF GROWTH

Canetic’s predecessor, Acclaim, achieved growth in reserves and production through a successful strategy of acquiring and exploiting oil and gas reserves. Merging with StarPoint created Canetic with 238.4 mmboe of reserves and approximately 75,000 boe/d of production.

Reserve Growth (Proved + Probable)	Production Growth (Exit Rate)

DAVE SAUL

OPERATIONS CONTROLLER

DAVE ON CANETIC’S FINANCIAL PERFORMANCE

Performance of our asset base enhances our bottom line financial performance. Both internally and externally, reliable information is key to making the right decisions. Every step of the way in our history, we became better as we grew the business.

DARREN JACKSON

DIRECTOR, PRODUCTION

DARREN ON CANETIC’S PORTFOLIO

With a high quality portfolio of oil and gas properties, Canetic is well positioned to sustain its production levels of around 75,000 boe/d in 2006. My role is to ensure our capital programs are executed to achieve this goal and to contribute to top tier performance for our unitholders.

CHERYL HAIGHT

MANAGER, HUMAN RESOURCES

CHERYL ON CANETIC’S TEAM PERSPECTIVE

The Trust’s employee base has grown significantly over the past year, and we have been very successful in recruiting and retaining talented employees in all disciplines to create value and support continued growth. We focus on teamwork to create a work environment that promotes open and honest communications, stakeholder involvement, and a multi-disciplinary perspective. Accessibility among teams and across disciplines is encouraged.

MICHELLE McQUADE

MANAGER, REGULATORY AFFAIRS

MICHELLE ON CANETIC’S APPROACH TO BUSINESS RELATIONSHIPS

As Canetic continues to grow, it is important to develop strong and transparent relationships within the company as well as with the industry regulators and within the communities in which we operate. We’re in it for the long-term, and we work hard to ensure that all parties involved have a clear understanding of Canetic’s approach to business.

ACCESSIBILITY

At Canetic we believe and have proven that being approachable, easy to do business with, and honest translates into great opportunities. We bring transparency to the way we do our business and strive to communicate in a clear and consistent way to all our stakeholders.

For unitholders, this means clarity in our vision and strategy as well as access to people and information in a timely fashion. For employees, it means creating an environment that is team oriented, open and supportive, and where contributions are valued.

DEMONSTRATED

Being accessible requires that we build meaningful relationships with regulators, government agencies, and in the communities in which we operate. We take pride in being a leader in employee and contractor safety, regulatory compliance and site reclamation.

•                  We have established a very active community investment program, both in Calgary and in the communities where employees work and live.

•                  We have developed an industry leading Pipeline Integrity Risk-Based Assessment system that is being used by regulators as an industry benchmark to assist in developing preventative maintenance programs.

•                  Work Safe Alberta recognized Acclaim as a best safety performer for two consecutive years, and we’ve received the highest industry reductions on Workers Compensation Board premiums in both Alberta and Saskatchewan.

DEMONSTRATED

STRATEGIC GROWTH

With each step, the quality of the Trust’s asset base has improved and its production base has increased

•      Canetic Resources Trust 2006

•                  StarPoint Energy Trust merger January 2006

•                  ChevronTexaco properties acquisition June 2004

•                  Exodus Energy Ltd. corporate acquisition December 2003

•                  Natural gas properties acquisition August 2003

•                  Petro-Canada properties acquisition June 2003

•                  Elk Point Resources Inc. corporate acquisition January 2003

•                  Acclaim merges with Ketch Energy Ltd. October 2002

•                  Danoil Energy Ltd. and Western Facilities Fund merge to form Acclaim Energy Trust April 2001

STRATEGIC VISION

To succeed you must have a vision, anticipate how the environment is changing and adapt. Understanding where the oil and gas trust model is heading provides strategic advantage and greater opportunity.

In October 2002, when Acclaim merged with Ketch Energy, our strategy was to grow and improve our asset base and establish an operationally focused trust. Over three years, we have completed over $3 billion of transactions and developed a strong exploitation program.

We have demonstrated our vision with well planned and executed acquisitions and an exploitation program which have supported Canetic’s growth in a manageable and responsible way. Our plan is not only to sustain the business, but to continue to grow and create long-term value for unitholders.

JIM JEPSON

MANAGER, MARKETING

JIM ON CANETIC’S LONG-TERM STRATEGIC FOCUS

Consistently hedging up to 50 percent of our portfolio, Canetic seeks to minimize downside risk by using financial structures that still allow participation in potential upside. The commodity markets are volatile and having a strategic focus on removing the downside, protects future cash flows and reliable distributions in the long term.

BRIAN KELLER

DIRECTOR, GEOLOGY & GEOPHYSICS

BRIAN ON CANETIC’S ASSET OPPORTUNITIES

The Acclaim/StarPoint merger has given me the opportunity to work with world class assets. While many of our best properties were discovered decades ago, they have the potential to continue to outperform expectations. As technology improves and with solid capital efficiency, Canetic can maximize their opportunities.

PAUL CHARRON

PRESIDENT AND CEO

PAUL ON CANETIC’S ACHIEVEMENTS

I am proud of what our people have accomplished over the past three years. In a short period of time, we have created a Trust that is well positioned to create long-term value for unitholders through a high quality asset base, a strong balance sheet and quality people.

PRESIDENT’S MESSAGE

Canetic was created on January 5th, 2006 through the merger of Acclaim Energy Trust and StarPoint Energy Trust. The strategic combination of these two trusts created the third largest producing conventional oil and gas trust in Canada, with approximately 75,000 boe/d of production, substantial financial strength and a great asset and opportunity base.

GENESIS OF CANETIC

To give a better sense of Canetic, it’s useful to talk a bit about our predecessor, Acclaim, as Canetic is being led by Acclaim’s former management team and Board of Directors.

Acclaim started as a small trust producing 6,000 boe/d. In October 2002, Acclaim merged with Ketch Energy Ltd. boosting production to about 14,500 boe/d and increasing the enterprise value to about $400 million. It was through that merger that many of Canetic’s management team and Board first came together. We believed that Acclaim had a good starter kit for a trust, however the Trust wasn’t big enough, nor were the assets of the quality required for the long term. So, we set a course to grow the Trust and improve the asset base, while establishing an operationally focused trust.

THE GROWTH CURVE

In only two years Acclaim completed over $850 million in acquisitions; four transactions in 2003 totaling $420 million, then the $434 million acquisition in 2004 of a substantial portion of the Canadian conventional oil and gas assets of ChevronTexaco. These assets were acquired at a combined cost of $10.07 per boe for proved plus probable reserves and only $26,180 per producing boe which, when looking at the current high cost of acquisitions, was a very good price. Over that two year period we moved a long way towards achieving our objective of growing Acclaim and improving our asset base. We more than doubled our reserve base and almost tripled production. However, we still weren’t satisfied.

Over that same time period, we saw the number of conventional oil and gas royalty trusts grow from 17 on January 1, 2003 to 31 on January 1, 2005 and overall market capitalization of royalty trusts grow to $41.6 billion from $10.6 billion. To provide some sense of that change, when Acclaim merged with Ketch Energy in 2002, our production was approximately 14,500 boe/d making Acclaim the seventh largest oil and gas trust at the time. By the summer of 2005, our production was approximately 40,000 boe/d and we were the ninth largest oil and gas trust. Our view was that “standing still wasn’t an option”. We believed that ultimately there would be consolidation among the oil and gas trusts and that

HIGHLIGHTS

On January 9, 2006, Canetic Resources Trust opened trading on the Toronto Stock Exchange (CNE.UN). To further enhance liquidity and our capital markets presence in the U.S. and internationally, representatives from Canetic’s management team and Board of Directors rang the opening bell on the New York Stock Exchange on February 15, 2006 (CNE).

size would become increasingly more important. We also felt it was important to be a leader in the consolidation process.

The merger with StarPoint Energy Trust was announced on September 19, 2005 and closed January 5, 2006. With this merger, we created one of the largest conventional oil and gas trusts in North America with an enterprise value of more than $5 billion, a high quality reserve base of more than 238 million boe and a great asset base characterized by properties with large oil and gas in place with significant development opportunities.

We believe that Canetic is well positioned to create long-term value for our unitholders. We also believe that our size will improve our competitive position with respect to large acquisitions, improve our ability to expand outside of Western Canada and allow us to participate in longer term more capital intensive projects.

One of our objectives when we announced the merger of Acclaim and StarPoint was to be aggressive with the integration of the two organizations and “hit the ground running” on January 5, 2006 when we closed the transaction. We are pleased to report we have achieved our objective and that a combined organization supported by integrated information systems was in place prior to closing. In addition, we added over 40 employees in the fourth quarter of 2005 in anticipation of closing in January 2006. The management and employees of both Acclaim and StarPoint should be congratulated for their commitment and professionalism in combining these organizations.

TRADING ON THE NYSE

Canetic began trading on the New York Stock Exchange on February 15, 2006. The energy trust model that has emerged in Canada is relatively new to U.S. investors and only recently have U.S. analysts begun to cover them. We view this as a significant opportunity.

Generally speaking, Canadian energy trusts listed on both the Toronto Stock Exchange and the New York Stock Exchange trade at a higher valuation than those that listed only on the TSX. In turn, that equates to a lower cost of capital to fund growth. That was one reason the merger made sense from a capital markets perspective; being larger with a more relevant presence in the U.S. and listing on the NYSE should improve our liquidity and provide an opportunity to improve our valuation through greater exposure to U.S. capital markets.

‘BIG OIL – BIG OPPORTUNITIES’

There is a saying in our industry: ‘the best way to find oil is to have it’. In other words, if you own the reserves, it’s a matter of recovering them. That was an idea both Acclaim and StarPoint pursued in their acquisition strategies – acquiring ‘big’ oil and gas in place, with opportunities to increase the ultimate recovery of reserves.

Engineering estimates are generally conservative with respect to the percentage of hydrocarbons that can be ultimately recovered from a reservoir. As technology improves, the ability to recover additional hydrocarbons from a reservoir can mean a large increase in new reserves. In some cases, a 5 percent increase in the recovery factor can double reserve estimates, without necessarily having to drill for it. We have and will continue to see advancements in technology that will improve the ultimate recovery of oil and gas in place. Over the long term, we expect to participate and benefit from those improvements including secondary and tertiary recovery schemes such as CO2 injection.

EXPLOITATION FOCUSED

As I noted earlier, one of our objectives in October 2002, was to establish an operationally focused oil and gas trust and create value with its internal development program. Over 2003 and 2004, we were busy building Acclaim and spent only $40 million and $90 million respectively on development activities. 2005 was the most active year in Acclaim’s history, incurring approximately $180 million of capital expenditures while participating in the drilling of 172 gross (106.6 net) wells. Our results were excellent. Acclaim’s capital program replaced 125 percent of its production on a proved plus probable basis at a finding, development and acquisition cost of $9.78 per boe. As a result, Acclaim’s recycle ratio, defined as operating netback divided by finding, development and acquisition costs, was 3.4 times on a proved plus probable basis. These results, which include positive technical revisions to our reserve base, are indicative of the quality of our reserve and opportunity base.

In 2006, we will continue to actively exploit our asset base. We have budgeted approximately $320 million for our capital program in 2006. More than 50 percent of that amount will be allocated to the drilling of approximately 240 wells. The drilling program is split approximately 50 percent to oil, with development primarily on the former StarPoint properties, and 50 percent to natural gas, with development primarily on the former Acclaim properties.

Approximately 80 percent of Canetic’s 2006 drilling budget is directed to lower risk conventional oil and natural gas development in southeast Saskatchewan, southeast Alberta, Willesden Green and the Peace River arch. Approximately 10 percent of the drilling budget is directed to shallow gas primarily in the southeast Alberta region, and 10 percent is dedicated to resource play development including coalbed methane (“CBM”) at Corbett Creek, Cadomin/Doig natural gas at Blackhawk and Cardium oil at Willesden Green. We have also allocated approximately 25 percent of our capital program to optimization opportunities which continue to add production at very efficient rates.

IS THERE AN UPPER LIMIT TO OUR GROWTH?

Why should there be? We define Canetic by our growth and more. Canetic is also about the quality of our assets, the tenacity and resourcefulness of our people and our ability to manage our business in an efficient and effective manner. By focusing on these attributes, we expect to continue to create value for our unitholders.

There are advantages to size. We are able to complete larger acquisitions which are out of reach for many trusts which reduces the competition we have to face. We are also looking to expand our business into the U.S., and potentially internationally. We believe that executing a transaction in the U.S. is easier as a larger organization. Our size also allows us to invest in larger, more capital-intensive projects, such as CBM or other resource plays, where the resource potential is very large and the reserve life index can extend for many years.

We have grown dramatically over the past three years, however we believe we have the capacity for more. Although we do not anticipate any significant acquisitions in the near term we continue to look for both asset and corporate opportunities which compliment our current asset base. We want to maintain a leadership role in the consolidation of oil and gas trusts so I would be surprised if we weren’t bigger by the end of 2007 than we are today.

2006 ACTIVITIES

As I noted earlier, our 2006 capital program has been budgeted at approximately $320 million. We expect that this program will result in annual average production of 73,500 – 75,500 boe/d depending on project timing. Given current commodity prices this production target should result in a payout ratio of 60 to 65 percent at current distribution levels of $0.23 per unit per month. The balance of cash flow available should be sufficient to finance the majority of our capital expenditure program.

The past year has seen great volatility in commodity prices reflecting uncertainty about market fundamentals and concerns about geo-political risks. In 2005, month over month changes in the average price for WTI crude oil exceeded US$6.00 per barrel on more than one occasion. We anticipate market volatility to be no less in 2006 than in 2005 and have tailored our business strategies to address this pricing environment. This includes an active commodity price hedging program that provides firm protection against downside risk to prices while maintaining upside exposure on some portion of our hedged production.

LOOKING FORWARD

I am proud of our accomplishments over the past three years. I believe that our efforts have created an entity that is well positioned for the long term, with solid assets, great opportunities and quality people. As I look to 2006 and beyond, I am excited about our opportunities and look forward to reporting on our progress.

/s/ J. Paul Charron
J. Paul Charron
President and Chief Executive Officer
March 24, 2006

MANAGEMENT TEAM

J. Paul Charron, CA President and Chief Executive Officer

Paul became President and CEO of Acclaim in 2002. Previously, he was Vice-President and Chief Financial Officer of Ketch Energy Ltd. where he was involved in several corporate and property transactions. Prior to this, he held senior positions with BMO Nesbitt Burns and Morrison Petroleums.

David J. Broshko, CA Vice President, Finance and Chief Financial Officer

David joined Acclaim in May 2003 as Vice President, Finance and CFO. Previously, he also served as Chief Financial Officer of Paramount Resources Ltd.

Mark P. Fitzgerald, P.Eng, MBA Vice President, Operations

Mark joined Acclaim in July 2003 as District Production Manager. Prior to becoming Vice President, Operations, he was Vice President, Engineering. Mark’s career has included various positions with Chevron Canada, Chevron U.S.A. and Dominion Exploration and Production.

Richard J. Tiede, P.Eng Vice President, Business Development

Rick was appointed to his current position at Acclaim in fall 2002. Previously, he has served as President and Chief Operating Officer of Landover Energy Inc. and Vice President of Engineering at Northrock Resources Ltd.

Wesley R. Morningstar, P.Geol Vice President, Exploitation

Wes was appointed to his current position with Acclaim in May 2005, and prior served as the Manager, Geology and Geophysics. His career has included roles as VP Exploration and Development at Magin Energy Inc. and as senior geologist at Ketch Energy Ltd.

Brian D. Evans, LLB Vice President, General Counsel and Secretary

Brian joined Acclaim in his current position in April 2005. Prior to that, Brian practiced law with Burnet, Duckworth &Palmer LLP where he advised clients, including Acclaim, on mergers and acquisitions and energy-related legal matters.

Keith S. Rockley Vice President, Human Resources & Corporate Administration

Keith joined Acclaim in October 2005 bringing a broad range of experience in human resources and corporate administration. Prior to Acclaim, he was Manager of Human Resources at Husky Energy, and previously was Manager, Human Resources at Renaissance Energy Ltd.

David M. Sterna Vice President, Corporate Planning and Marketing

David assumed his position in November 2005 after being Director of Marketing for Acclaim. His career has also included being Director of Marketing for Calpine Canada.

Donald S. Robson Vice President, Land

Don assumed his role in late 2005 after having been Acclaim’s Director, Land. He has also held Land Manager positions at Energy North Inc. and Renaissance Energy Ltd.

Back Row (left to right): Mark Fitzgerald, Don Robson, David Sterna, David Broshko, Wes Morningstar, Rick Tiede. Front Row (left to right): Brian Evans, Paul Charron, Keith Rockley.

MEMBERS OF THE BOARD OF DIRECTORS

J. Paul Charron, CA President and Chief Executive Officer

Paul became President and CEO of Acclaim in 2002. Previously, he was Vice-President and Chief Financial Officer of Ketch Energy Ltd. where he was involved in several corporate and property transactions. Prior to this, he held senior positions with BMO Nesbitt Burns and Morrison Petroleums.

Robert G. Brawn, P.Eng (1) (2)

Mr. Brawn has over 40 years industry experience including being named Chairman Emeritus of Acclaim in 2001. He is also a director of ATB Financial and Parkland Industries Ltd., a retail oil marketing company.

Paul Colborne (2) (5)

Mr. Colborne is currently Chairman and CEO of TriStar Oil and Gas Ltd. and prior was President and Chief Executive Officer of StarPoint Energy Trust. He has also served in leadership roles at Crescent Point Energy Ltd. and Startech Energy Inc.

W. Peter Comber, MBA, CA (1) (3) Chairman of Audit Committee

Mr. Comber is Managing Director of Barrantagh Investment Management Inc. Previously, he was President of Newton House Investment Management Ltd., a predecessor company of Barrantagh.

Murray M. Frame (2) (4) (5)

Mr. Frame has 30 years industry experience which has included being Chairman, Chief Executive Officer and President of Canoil Inc., a private oil and gas company; and as President and CEO of Inverness Petroleum Ltd.

Daryl Gilbert, P.Eng (1) (2) (5)

With over 30 years industry experience, Mr. Gilbert was founder and President of Gilbert Laustsen Jung Associates Ltd., an engineering consulting firm.

Nancy M. Laird, MBA (3) (4)

Ms. Laird’s 20 years experience in the oil and gas and technology sectors has included being Senior Vice President Marketing and Midstream at Encana Corporation and President of NrG Information Services Inc.

Jack C. Lee (1) (2) (3) (4) (5) Chairman of the Board

Mr. Lee was Acclaim’s President, Chief Executive Officer and a Director until October 2002 when he became Chairman of the Board. His career has included the start-up of successful oil and gas companies including Gane Energy Ltd., Independent Energy Inc. and Cabos Resources Inc.

R. Gregory Rich, P.Eng, MBA (3) (4) Chairman Reserves Committee

Mr. Rich’s 30+ years in the international oil and gas industry was spent primarily with Amoco Corporation where he was Chairman and President of Amoco Canada Petroleum Company Ltd. He serves as an advisor to Ziff Energy Group and as a Principal with Blackrock Energy Associates.

(1) Member of the Audit Committee

(2) Member of the Reserves Committee

(3) Member of the Human Resources and Compensation Committee

(4) Member of the Corporate Governance and Nominating Committee

(5) Member of the Health, Safety and Environment Committee

Back Row (left to right): Daryl Gilbert, Peter Comber, Greg Rich, Paul Colborne, Murray Frame. Front Row (left to right): Bob Brawn, Paul Charron, Jack Lee, Nancy Laird.

ACCLAIM		START POINT
ENERGY TRUST	Timeline	ENERGY TRUST

2001
Acclaim Energy Trust was formed through the merger of Danoil Energy Ltd. and Western Facilities Fund.	< April

2002
Acclaim and Ketch Energy Ltd. combined their assets, almost tripling the size of Acclaim.	< October

2003
Acclaim completed the acquisition of Elk Point Resources Ltd. Acclaim’s market capitalization rose to more than $500 million.	< January

Petro-Canada property acquisition in Willesden Green and Gilby builds new core area for Acclaim.	< June

Natural Gas properties acquisition enhances gas	< August
weighting.	September >	StarPoint Energy Ltd. initiates operations as a junior exploration and production company.

Acclaim acquires Exodus Energy Ltd., improving efficiencies in heavy oil operations.	< December

2004
	January >	StarPoint acquires Upton Resources Inc.
Acclaim closed the acquisition of the ChevronTexaco western Canadian assets. This acquisition added world-class reservoirs with large oil and gas in place.	< June

	December >	StarPoint acquires E3 Energy Inc. and converts to an energy trust.

2005
	January >	Selkirk Partnership acquisition increases StarPoint’s presence in natural gas properties in Deep Basin area.

	June >	StarPoint merges with APF Energy Trust, increasing its size and relevance in the trust market.

StarPoint acquires Encana assets in central and southern Alberta, with properties directly overlapping APF properties.

	August >	StarPoint acquires Nexen properties in southeast Saskatchewan overlapping StarPoint and APF properties.

September

Merger between Acclaim and StarPoint announced September 19.

Transaction closes January 5, 2006. Canetic begins trading on the TSX January 9, 2006 and the NYSE February 15, 2006.

2006

CANETIC RESOURCES TRUST

Uniting two premier trusts creates the third largest producing conventional oil and gas trust with access to a number of Canada’s highest quality conventional oil and gas plays.

TSX: CNE.UN  NYSE: CNE

INDUSTRY PROFILE

ROYALTY TRUST PRODUCTION

Canetic is the third largest producing conventional oil and gas trust in Canada.

Acclaim 2005 Financial Highlights	2005
($ millions except per unit amounts)
Gross revenue	800.2
Cash flow from operations	360.5
Per unit – basic	3.36
Per unit – diluted	3.32
Net earnings	65.8
Per unit – basic	0.61
Per unit – diluted	0.61
Distributions	207.5
Per unit	1.95
Capital expenditures
Development expenditures	172.2
Net capital expenditures	181.2
Total assets	1,571.1
Long-term debt	309.1
Unitholders’ equity	764.6
Weighted average trust units outstanding (000s)	107,702
Trust units outstanding at year end (000s)	109,904

Acclaim 2005 Operating Highlights	2005
Production
Natural gas (mmcf/d)	104.5
Crude oil (bbl/d)	17,779
Natural gas liquids (bbl/d)	5,267
Barrel of oil equivalent (boe/d)@ 6:1	40,460
Average prices
Natural gas ($/mcf)	9.08
Natural gas ($/mcf) (net of hedging)	8.84
Crude oil ($/bbl)	57.78
Crude oil ($/bbl) (net of hedging)	46.83
Natural gas liquids ($/bbl)	40.44
Reserves (proved plus probable)
Natural gas (bcf)	277.2
Crude oil and natural gas liquids (mbbl)	70,147
Total reserves (mboe)	116,353
Drilling activity (gross)
Gas wells	81
Oil wells	87
Standing/service	2
Dry and abandoned	2
Total gross wells	172
Total net wells	106.6
Success rate (%)	99%

Canetic Operating Profile 2006
Proved Plus Probable Reserves*	238.4 mmboe
Total Proved Reserves*	172.0 mmboe
Ratio of Proved Producing/Total Proved Reserves	80 percent
Reserve Life Index (Proved Plus Probable)	~ 9 years
Estimated Annual Production	73,500 – 75,500 boe/d
Production Split
Oil and Liquids	60 percent
Natural Gas	40 percent
Operated Production	80 percent
Net Undeveloped Land	850,000 acres

Canetic Financial Profile 2006
Units Outstanding (basic)	201 million
Current Unitholder Distributions (per unit)	$0.23 per month
Market Capitalization**	$4.6 billion
Payout Ratio	60 to 65 percent
Enterprise Value**	$5.4 billion
Proforma Net Debt ***	$780 million
Debt to Cash Flow Ratio	~ 0.8 times
Capital Expenditure Budget	$320 million

*	represents Acclaim and StarPoint reserves on a proforma basis as at December 31, 2005.
**	as calculated as at market close price on March 21, 2006.
***	estimated as at December 31, 2005.

Cash Flow from Operations

Distributions

Monthly Distributions

OVERVIEW OF PROPERTIES

Peace River Arch

% of Total Production	10%
Undeveloped Land
(net acres)	115,000
Current Production
(boe/d)	7,500

Williston Basin

% of Total Production	20%
Undeveloped Land
(net acres)	202,000
Current Production
(boe/d)	15,500

South Central Alberta

% of Total Production	15%
Undeveloped Land
(net acres)	140,000
Current Production
(boe/d)	10,900

Rocky

% of Total Production	13%
Undeveloped Land
(net acres)	105,000
Current Production
(boe/d)	9,800

Southern

% of Total Production	13%
Undeveloped Land
(net acres)	125,000
Current Production
(boe/d)	9,400

Drayton Valley

% of Total Production	14%
Undeveloped Land
(net acres)	70,000
Current Production
(boe/d)	10,400

Border Plains

% of Total Production	13%
Undeveloped Land
(net acres)	85,000
Current Production
(boe/d)	9,600

North Central Alberta

% of Total Production	2%
Undeveloped Land
(net acres)	8,000
Current Production
(boe/d)	1,900

All property and production information is a proforma estimate of Acclaim and StarPoint combined as at December 31, 2005. The Williston Basin summary includes U.S. undeveloped land of 42,000 net acres.

MARCEL ZOWTUK

DIRECTOR, OPERATIONS

MARCEL ON CANETIC’S EFFICIENT OPERATIONS

As Canetic is one of Canada’s largest oil and gas operators, it is vital that we focus on ensuring our operations run safely, effectively and efficiently. The operations team works with our internal partners to strive to achieve or exceed our production and operating targets. We focus on the opportunities these assets offer and challenge ourselves to deliver top-tier results.

DIANE SHIRRA

DIRECTOR, EXPLOITATION ENGINEERING

DIANE ON CANETIC’S CORE AREA OPERATIONS

In addition to exploration of new pools, we work to optimize production and reserves through development drilling and reservoirmanagement. Through asset management in our core areas, we ensure that we will recover the optimum amount of hydrocarbons to generate the highest returns.

OPERATIONS

Acclaim’s 2005 operational performance reflects an ongoing commitment to consistent results. Successful execution of a $172 million capital program enabled the Trust to maintain its production base, averaging 40,460 boe/d throughout the year and adding 17.8 million boe of proved plus probable reserves. Acclaim also had top-tier finding, development and acquisition costs at $9.78 per boe, excluding future development capital. This was accomplished by spending 50 percent of cash flow in 2005.

ACCLAIM’S 2005 OPERATIONS

The 2005 capital program was characterized by large optimization programs through the first half of the year, and broader drilling programs through the second. We estimate that optimization programs added over 7,500 boe/d of new production at less than $10,000 per producing boe. Areas of focus included central Alberta (Acheson), and Willesden Green, with additional programs in the Drayton Valley, Southern and Eastern areas. In addition, we estimate that the drilling program added close to 2,800 boe/d at year end, with an additional 1,500 boe/d expected to come on stream in the first half of 2006. Acclaim was also active through 2005 in the acquisition of land in core areas investing slightly more than $10.0 million. Over $8.0 million of this amount was invested in deeper portions of the Western Canadian Sedimentary Basin (“WCSB”) where multiple horizon natural gas potential exists. These investments will help maintain a significant inventory of exploitation opportunities well into the future.

In 2005, Acclaim also continued to focus on long-term value creation in our programs, as characterized by the significant reserve additions achieved through the year. We were successful in generating low finding, development and acquisition costs and high recycle ratios in a rising cost environment and extremely active industry. Going forward, Canetic will continue to focus on programs that efficiently add low cost production, while balancing the need for cost effective reserve additions to ensure long-term sustainability.

The drilling of 172 gross (106.6 net) wells with a 99 percent success rate was a landmark for the Trust, marking its most active year to date. Acclaim’s operated program resulted in the drilling of 102 gross (92.1 net) wells while also participating in 70 gross (14.5 net) wells. In addition, Acclaim completed over 400 operated optimization events.

OUR BUSINESS

BUSINESS MODEL

A sustainable business model for an oil and gas trust is one where production levels are maintained by reinvesting internally-generated cash flow into high quality, long life oil and gas properties. This is supported with a conservative payout ratio which provides unitholders with reliable monthly distributions — even in times of volatile oil and gas prices. Long-term growth of reserves is achieved through property and corporate aquisitions.

2006 CAPITAL EXPENDITURES BY DISTRICT

PEACE RIVER ARCH	11%

WILLISTON BASIN	16%

SOUTH CENTRAL	11%

ROCKY	15%

SOUTHERN	16%

DRAYTON VALLEY	7%

BORDER PLAINS	12%

NORTH CENTRAL	4%

OTHER	8%

CANETIC GOING FORWARD

An aggressive drilling program complemented by an ongoing optimization program provides Canetic with a compelling 2006 exploitation program designed to achieve sustainability. The merger between Acclaim and StarPoint should allow the larger Canetic to capitalize on operating synergies and economies of scale.

Canetic is well positioned going forward entering 2006 with a production base of approximately 75,000 boe/d weighted 60 percent to oil and natural gas liquids (“NGLs”) and a drilling inventory in excess of 1,000 locations. Canetic’s high quality, diversified asset base is composed of legacy assets and developing plays across the WCSB.

Significant development potential exists in a number of major play types, including large original oil in place properties in southeast Saskatchewan and southern and central Alberta with opportunities for increasing recovery factors. Canetic operates 80 percent of these properties with the remaining 20 percent operated by industry partners. The Trust will continue to take advantage of its approximately 860,000 net undeveloped acres of land to build the drilling inventory.

Canetic’s plans for 2006 include the drilling of 240 wells weighted equally between light oil and natural gas opportunities.The oil development program is heavily weighted toward assets that were formerly held by StarPoint, while the natural gas opportunities are largely derived from properties previously held by Acclaim. Total capital expenditures are expected to be approximately $320 million, which we expect will be primarily funded from cash flow.

A continued emphasis on exploitation of properties with a keen focus on sustainability is a core component of the Canetic strategy.

The Trust has also built an asset base that has access to resource play development and has increased its capital commitment to projects such as tight gas development in northeast B.C. at Blackhawk, CBM development at Corbett Creek in south central Alberta and further Cardium development at Willesden Green.

Our acquisition strategy was to assemble an asset portfolio characterized by large oil and natural gas in place with opportunities to increase recovery factors. We have and expect to continue to see advancements in technology that will improve the ultimate recovery of oil and gas in place. As we go forward, we expect to benefit from those improved technologies to implement secondary and tertiary recovery schemes including potential CO2 injection.

CAPITAL EXPENDITURES BY CATEGORY

PEACE RIVER ARCH

The Peace River Arch’s current production of 7,500 boe/d represents 10 percent of total Canetic volumes. The area is dominated by large oil and natural gas pools from multiple horizons and production is split 32 percent to oil and 68 percent to natural gas. Canetic has built a strong presence in the area through a number of acquisitions and land purchases resulting in significant opportunities for both growth and production enhancements.

 The oil opportunities generally revolve around large original oil in place pools at Pouce Coupe (Boundary Lake) and Valhalla (Montney). The natural gas opportunities in this area are prevalent at Clarke Lake, Fort St. John, La Glace and Blackhawk. At Blackhawk, Canetic controls over 13,000 net acres on a Cadomin resource play and an emerging exploration play in the Doig formation.

Thirty wells are planned for the Peace River Arch 2006 drilling program, including 19 natural gas wells and 11 oil wells. Capital spending is expected to approximate $31.5 million, which includes $24.3 million for drilling activity and $7.6 for facilities and optimization.

Pouce Coupe

Pouce Coupe Pouce Coupe produces both natural gas and light gravity oil (41 degree API) from the Halfway/Doig and Boundary Lake formations. Canetic plans to drill 10 operated wells on these properties in 2006 with capital spending of $8.8 million.

Blackhawk

Blackhawk During the fourth quarter, Acclaim reached an agreement to joint venture with another company to explore the 13,000 acre Blackhawk land block in northeast British Columbia. Going forward, Canetic will pay 20 percent to drill and complete Cadomin and Doig wells while retaining the right to participate for 50 percent at the equip and tie-in stage of the wells. The Trust remains optimistic about the multiple horizon potential of this property and awaits the drilling of up to three Cadomin wells and one Doig well in the first half of 2006 to further determine the development potential of this exciting prospect.

WILLISTON BASIN

The Williston Basin assets encompass Canetic’s southeast Saskatchewan, Manitoba and United States properties. These assets are 95 percent operated and produce approximately 15,500 boe/d, weighted 93 percent to oil. The Virden property represents a significant non-operated position in Manitoba resulting from Acclaim’s acquisition of the ChevronTexaco properties in June 2004.

The Williston Basin light oil properties are comprised of assets previously held by StarPoint and APF, including the notable acquisition of the Nexen properties in southeast Saskatchewan in June 2005. These assets have large estimates of original oil in place exceeding two billion barrels. Both established and emerging plays are characterized by long reserve life indices, shallow declines and secondary recovery schemes, making Williston Basin a key area for Canetic.

Southeast Saskatchewan has been established as a core area for the Trust, with Canetic being the second largest producer in the region. Key producing fields include: Bryant, Edenvale, Gainsborough, Handswarth, Heward, Queensdale, Ingoldsby and Steelman. The 2006 drilling program has identified 28 operated locations that will target the Midale, Frobisher, Alida, Torquay and Bakken formations.

Production in the United States is driven by conventional volumes in North Dakota and Montana as well as CBM in the Wyoming Powder River Basin. While the CBM assets are non-operated, Canetic holds a material working interest. There has been significant activity on these properties in the past two years. During 2005, 56 CBM wells were drilled by APF and StarPoint. These assets produce from “wet coals” and therefore require some de-watering prior to the commencement of natural gas sales volumes. This area is also actively being dewatered by other operators adjacent to Canetic’s properties, which may assist in bringing wells onto production earlier than normal. During 2006, as many as 80 CBM wells could be drilled in the Powder River Basin.

The North Dakota assets are a combination of operated and non-operated holdings. The largest asset is the Tracy Mountain property where oil is produced from horizontal wells targeting the Tyler Sands and Madison formations.

The Williston Basin 2006 program includes the drilling of 38 operated wells with additional non-operated drilling potential in both conventional and non-conventional plays. Drilling capital is expected to total $31.3 million with an additional $13.8 million allocated for optimization and facilities projects.

Tatagwa

Tatagwa This pool produces 25 degree API crude oil from the Midale, Marly and Vuggy formations. It is characterized by large original oil in place, estimated to be 200 million barrels, and a low current recovery factor of approximately 3.3 percent. Canetic believes that recovery factors can be substantially increased over time through a combination of pressure maintenance and horizontal drilling. Going forward, Canetic has plans to proceed with 22 horizontal wells and expand our pressure maintenance scheme throughout the pool.

SOUTH CENTRAL ALBERTA

South Central is one of Canetic’s largest producing assets, with current production of 10,900 boe/d. These volumes are well balanced at 43 percent oil and 57 percent natural gas. This area represents a mixture of assets from both Acclaim and StarPoint and are 95 percent operated by Canetic.

Combined production from the Acheson and Golden Spike fields accounts for approximately 6,000 boe/d. Volumes in the Acheson Leduc D3 declined over the year as the reservoir enters its previously predicted “blow down” phase. These declines are proceeding as expected, while cash flow generated from this property has surpassed expectations since Acclaim’s purchase of the property from ChevronTexaco in June 2004. Over the last two years, Acclaim was active in adding new reserves in the area, and utilizing inventoried opportunities to backfill gas plant capacity and redeploying cash generated from this property to other, lower decline properties in the portfolio.

South Central’s assets also consist of Upper Mannville CBM at Corbett Creek. The announcement in 2005, of commercial CBM production at Corbett Creek demonstrates the viability of the play type and further reinforces the Trust’s commitment to the ongoing potential of the Corbett Creek assets. Canetic’s CBM strategy is to develop the Upper Mannville properties by working and learning more about the potential of this development in association with joint venture partners.

The capital program for the South Central area is heavily weighted to exploitation as the Trust looks to maximize the potential of existing wells. In total $23.9 million has been allocated for facilities and optimization programs and $10.3 million has been allocated to drill 14 wells.

Corbett Creek

Corbett Creek Canetic has access to over 60,000 gross acres of undeveloped land in this area recognized for its highly prospective CBM opportunities. Three horizontal wells were drilled in 2005. In 2006, Canetic is involved in four joint ventures that will see 20 to 30 wells drilled, reflecting the Trust’s willingness to pursue more exploration oriented, developing play types as a component of ongoing development activities.

Acheson

Acheson Canetic is actively pursuing aggressive drilling and optimization programs in 2006 to backfill anticipated production declines from the Acheson area’s Leduc formation. Significant uphole potential has been identified and is expected to largely offset the declines. In 2005, Acclaim successfully added new reserves in this region in other zones uphole of the Leduc formation. Additional 2006 identified drilling locations in this area will target the Leduc, Ellerslie and Detrital formations.

ROCKY

The Rocky area produces 9,800 boe/d, accounting for 13 percent of Canetic’s current production base. Production is 61 percent weighted to natural gas, with Canetic operating 86 percent of the volumes.

Rocky is characterized by multiple zones with pools that include large oil and gas in place. Overlap of Acclaim and StarPoint properties at Willesden Green, Gilby and Innisfail in particular have simplified the integration process. Canetic’s expertise in the area has been demonstrated through the successful Rock Creek, Cardium and shallow gas programs in the Willesden Green area.

Canetic’s capital plan for the Rocky area includes the drilling of 53 wells for $35.8 million in 2006. Optimization and facilities spending is expected to total $7.5 million and includes capacity expansion projects at Willesden Green to accommodate the highly successful drilling results.

Willesden Green

Willesden Green Willesden Green holds significant promise for Canetic. Large Cardium pools with 140 million barrels of original oil in place, considerable shallow gas potential and a reserve life index greater than 15 years combine to make this a flagship property for the Trust.

Acclaim drilled 20 natural gas wells and seven oil wells in Willesden Green in 2005 and plans to increase the 2006 drilling program to 32 wells, comprised of 25 natural gas wells and seven oil wells. Canetic expects to spend $20 to $25 million on this drilling program in 2006.

SOUTHERN

Canetic’s Southern properties are located in southern Alberta and southwest Saskatchewan. Current production of 9,400 boe/d is 54 percent weighted to oil and Canetic operates 80 percent of the properties. This area is characterized by low decline, shallow gas assets, as well as medium gravity and light oil properties which have significant upside from using waterfloods to increase recovery factors.

Key producing properties include Alderson, Countess, Duchess and Leon Lake. The Alderson and Countess assets were acquired as a result of the StarPoint merger bringing a strong production history and ongoing drilling opportunities for both oil and shallow gas. There is significant shallow gas potential from the Medicine Hat/Milk River formation at Countess, as well as crude oil production from Lower Mannville and Nisku formations at Alderson.

The 2006 capital program includes the drilling of 45 wells at an estimated cost of $27.6 million. An additional $20.9 million has been allocated for optimization and facilities projects throughout the year.

Countess

Countess The Countess area is noted for long reserve life shallow gas potential in the Medicine Hat/Milk River formation. The area has an inventory of over 500 shallow gas wells if the drilling density is reduced to 16 wells per section. During 2005, 24 wells were drilled in this area with the 2006 business plan anticipating a 25 well program and a budget of approximately $11 million.

Alderson

Alderson Canetic’s Alderson assets provide access to two Mannville pools and one Nisku oil pool representing over 25 million barrels of original oil in place. The primary producing zone for this property is the Basal Quartz formation. The Trust has identified seven locations to be drilled in 2006 with capital expenditures expected to total $5.7 million.

DRAYTON VALLEY, BORDER PLAINS AND NORTH CENTRAL ALBERTA

DRAYTON VALLEY AREA

Drayton Valley, located southwest of Edmonton along the Rocky Mountains contributes 14 percent of Canetic’s current production at 10,400 boe/d. Production is 60 percent natural gas-weighted in this area.

Key producing areas include the Bigoray and Brazeau fields which account for approximately 5,000 boe/d of current production equally weighted between oil and natural gas. Canetic also holds a significant non-operated position in the Kaybob South field which is currently contributing 1,600 boe/d of which 60 percent is natural gas production.

Canetic has a total of 32 drilling locations planned for 2006 in this area, comprised of 24 natural gas wells and eight oil wells for a drilling budget of $13.6 million. An additional $7.3 million has been allocated for optimization and facilities programs in the region.

BORDER PLAINS AREA

Canetic’s Border Plains assets straddle eastern Alberta and western Saskatchewan. Production from these properties consists of natural gas, and medium and heavy crude oil. Heavy oil accounts for half of the approximately 9,600 boe/d in this area. In late 2005, Acclaim drilled 14 gross wells on the Dodsland assets with production expected to be tied-in during the first quarter of 2006.

Canetic holds a significant land position in the Craigend and Pinehurst fields where it plans to drill six wells in 2006 targeting the Viking formation. Heavy oil projects are expected to proceed at Chauvin, Furness, Lloydminster and Lashburn during the year. In total 10 heavy oil well locations have been identified in the 2006 program.

Total drilling on the Border Plains assets is expected to result in 30 wells with $10.8 million committed for drilling and an additional $25.7 million allocated for facilities and optimization.

NORTH CENTRAL AREA

The North Central area is primarily Canetic’s Mitsue asset located near Slave Lake, approximately 275 km north of Edmonton. This area is currently producing 1,900 boe/d of light oil with a reserve life index greater than 12 years. The Mitsue pool produces 41 degree API oil from the Gilwood Sands. Mitsue’s original oil in place is estimated at greater than one billion barrels. This property continues to present a wealth of optimization, drilling and recompletion opportunities, and represents a strong potential candidate for CO2 recovery. The Trust continues to pursue reservoir enhancement programs to increase recovery factors. In 2006, Canetic’s $3.0 million capital program calls for the drilling of seven oil wells with an additional $7.9 million to be invested in optimization and facilities.

MARKETING AND RISK MANAGEMENT

Crude oil and natural gas sold in Canada are generally based upon a price derived from the benchmark NYMEX futures contract adjusted for relative quality and transportation at the respective points of sale. NYMEX prices are influenced by supply and demand fundamentals as well as the perceived potential for significant changes in either. Although many of the factors impacting supply and demand fundamentals are the same for oil and natural gas, there are some differences between the two. Natural gas fundamentals are more dependent on North American events whereas crude oil prices are impacted by global events.

Perceived risks to supply in other parts of the world impact crude oil prices in North America and this has contributed to the high volatility that we have seen in crude oil prices over the past year. In 2005 the NYMEX WTI crude oil prompt contract closed as low as US$42.12/bbl in January and as high as US$69.81/bbl in August. The divergence in price is the result of the seemingly contradictory situation of current high crude oil inventory levels across North America in contrast to the geo-political supply concerns relating to Iraq, Iran, Nigeria, Venezuela and other hot spots around the globe. Intra-month swings in the daily closing price for the NYMEX WTI prompt contract have been as high as US$8.95/bbl and were never less than US$4.03/bbl in 2005. For 2006, Canetic anticipates that crude oil markets will continue to experience similar levels of volatility and that our active hedging program will become even more critical to managing these swings in crude oil prices.

AECO natural gas prices were at their lowest level at the start of 2005 and increased quarter over quarter. The recent decline in natural gas prices has been highly publicized, however it could be argued that the high price levels seen in the fourth quarter of 2005 were unsustainable given short term fundamentals. Current inventory levels are well above the benchmark five year average and the predominant reason for this has been the exceptionally mild winter across the entire continent, but it is not the only reason. There is evidence of demand erosion in the industrial sector resulting from the high natural gas prices seen last summer and the early part of this winter and possibly some loss of industrial demand from hurricanes Katrina and Rita. Furthermore, we believe that there has been supply side pressure on prices as deliverability is up slightly in both Canada and the United States from unconventional natural gas plays and expanded infrastructure out of the U.S. Rockies. Canetic views the current high level of inventory to be a short-term situation and that ultimately the supply/demand balance for natural gas in North America will be tight given conservative expectations for future demand growth.

Realized prices for Canetic’s oil and natural gas production reflects the quality of our products and their proximity to market. Crude oil comes in varying qualities commonly referred to as light or heavy and sweet or sour. The price received by Canetic reflects the relative demand at any time for those respective crude types. For example, lack of sufficient heavy oil refining capacity in North America has resulted in heavy oils selling at a higher discount relative to light-sweet crudes over the past couple of years. We believe Canetic has a broad and well balanced portfolio of crude types and is not overly exposed to changes in demand by end-users to any one type of crude. We expect that Canetic’s market discount to the benchmark NYMEX WTI contract should not experience any materially different changes compared to the rest of the industry.

Roughly 85 percent of Canetic’s natural gas is sold into the spot market under AECO indexed pricing terms and receives an up-lift on a heat adjusted basis. Canetic does not foresee any natural gas transportation constraints in the near term and as such, does not anticipate any significant changes to the relative differential between AECO and the benchmark NYMEX natural gas contract.

Canetic’s view on crude oil and natural gas prices are based upon the expectation that in the medium- to long-term demand will grow more than supply, however, in the near term this trend will be punctuated by periods of high volatility. As a result, Canetic believes that it is prudent to manage the impact of this volatility on our cash flow and ultimately our distributions through an active hedging program. Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice should allow us to generate stable cash flow for distributions and to enhance positive economic returns on capital development and acquisition activities.

HEDGING SUMMARY*

Crude Oil

	2006	2007
Swaps (bbls/d)	8,700	9,500
$US/bbl	$56.09	$56.75

Collars (bbls/d)	7,625	2,000
$US/bbl	$47.52 x $61.94	$51.50 x $77.00

Total (bbls/d)	16,325	11,500

Percent Hedged	40%	30%

Natural Gas

	2006	2007
Swaps (Gj/d)	27,000	5,000
$CDN/Gj	$7.76	$8.47

Collars (Gj/d)	40,333	11,250
$CDN/Gj/d	$7.84 x $11.78	$8.00 x $14.56

Total (Gj/d)	67,333	16,250
Percent Hedged	36%	9%

* Positions as at March 24, 2006.

RESERVE GROWTH

RESERVES SUMMARY

2005 reserve highlights were dominated by successful development activities and positive technical revisions which are indicative of our quality reserve and opportunity base.

This summary includes the reserves of Acclaim and StarPoint to present the combined reserves of Canetic as at December 31, 2005.

HIGHLIGHTS FOR 2005 INCLUDED:

•                                          Acclaim replaced 125 percent of annual production at a finding, development and acquisition cost of $9.78 per boe before future development capital for proved plus probable reserves and $13.01 per boe including future development capital. This was accomplished while spending 50 percent of 2005 cash flow.

•                                          Acclaim’s internal development program delivered 17.8 mmboe of proved plus probable reserves while economic factors, primarily due to increased prices, resulted in an additional 1.7 mmboe. These reserve additions were realized from various play types including:

•                  Natural gas and crude oil from multiple horizons at Acheson, uphole from the D3 zone which is currently on gas blow down.

•                  Natural gas from multiple horizons at Willesden Green related to the 2005 drilling program.

•                  Natural gas from multiple horizons at Pouce Coupe related to the drilling program in 2005.

•                  CBM gas at Corbett Creek.

•                                          Including StarPoint, Canetic’s reserves as at December 31, 2005 totaled 172.0 mmboe of total proved reserves and 238.4 mmboe of proved plus probable reserves. This represents an increase of 96 percent and 112 percent respectively to reserves reported by Acclaim on December 31, 2004.

Canetic’s oil and natural gas reserves as at December 31, 2005 were evaluated by the independent engineering firm of GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“Sproule”). The compilation of the engineering firm’s reports was completed by Canetic in compliance with National Instrument 51-101. Under NI 51-101 guidelines, proved reserves are qualified as those reserves that have a 90 percent chance of being exceeded at the reported level. Proved plus probable reserves are defined as those reserves that have a 50 percent probability of being exceeded at the reported level.

Canetic’s Land Position

	Developed		Undeveloped Land		Total
As at December 31, 2005 (acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	1,489,705	655,174	1,050,264	559,675	2,539,969	1,214,849
British Columbia	83,878	31,667	118,869	57,447	202,748	89,114
Saskatchewan	231,086	127,642	313,677	200,071	544,763	327,713
Manitoba	37,510	13,647	9,310	3,775	46,820	17,422
Wyoming	8,546	3,430	20,326	10,141	28,872	13,571
Montana	1,520	937	3,449	1,581	4,969	2,517
North Dakota	7,506	3,736	31,855	24,328	39,361	28,064
Total	1,859,752	836,232	1,547,750	857,018	3,407,502	1,693,250

SUMMARY OF OIL AND GAS RESERVES COMPANY INTEREST

Forecasted Prices and Costs

	Light and		Natural Gas
	Medium Crude Oil	Heavy Oil	Liquids	Natural Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved
Developed producing	66,797	16,564	8,707	268,785	136,865
Developed non-producing	2,295	1,892	932	31,740	10,408
Undeveloped	13,435	1,396	749	55,074	24,759
Total proved	82,526	19,852	10,387	355,599	172,032
Probable	33,544	6,502	3,653	135,895	66,347
Total proved plus probable	116,069	26,354	14,040	491,494	238,378

Note: May not add due to rounding.

NET PRESENT VALUE OF RESERVES

Forecasted Prices and Costs

		Discounted	Discounted	Discounted	Discounted
$ thousands	Undiscounted	at 5%	at 10%	at 15%	at 20%
Proved
Developed producing	3,869,809	3,040,225	2,571,173	2,261,424	2,037,449
Developed non-producing	268,511	202,284	166,720	143,232	126,104
Undeveloped	504,181	366,783	281,124	222,193	179,069
Total proved	4,642,501	3,609,292	3,019,017	2,626,849	2,342,622
Probable	1,751,663	1,072,083	767,825	596,645	486,468
Total proved plus probable	6,394,164	4,681,375	3,786,842	3,223,494	2,829,090

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

PRICING ASSUMPTIONS

Forecasted Prices and Costs

The price assumptions utilized to determine the reserves and cash flows above were an average of the GLJ and Sproule January 1,

2006 forecasts. The first six years of such forecasts are shown below.

		Crude Oil		Bank of Canada
	Crude Oil	Edmonton	Natural Gas	Average Noon
Year	WTI	Light	AECO	Exchange Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)
2006	58.91	68.16	11.09	0.850
2007	58.30	67.50	10.05	0.850
2008	52.80	60.99	8.47	0.850
2009	49.10	56.64	7.68	0.850
2010	47.13	54.32	7.38	0.850
2011	46.74	53.86	7.30	0.850

RESERVE QUALITY – MAJOR ACQUISITIONS

Since the merger of Acclaim Energy and Ketch Energy in 2002, Acclaim embarked on a program of acquisitions and internal development to increase both the size and quality of its asset base. This chart reflects the reserves associated with Canetic’s top 20 properties.

SUMMARY OF OIL AND GAS RESERVES COMPANY INTEREST

Constant Prices and Costs

	Light and		Natural Gas
	Medium Crude Oil	Heavy Oil	Liquids	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved
Developed producing	68,945	16,547	8,936	280,274	141,149
Developed non-producing	2,320	1,897	940	32,050	10,499
Undeveloped	13,555	1,400	761	56,081	25,062
Total proved	84,829	19,844	10,637	368,405	176,710
Probable	34,755	6,539	3,750	141,545	68,635
Total proved plus probable	119,584	26,382	14,387	509,950	245,345

NET PRESENT VALUE OF RESERVES

Constant Prices and Costs

		Discounted	Discounted	Discounted	Discounted
$ thousands	Undiscounted	at 5%	at 10%	at 15%	at 20%
Proved
Developed producing	4,522,279	3,454,547	2,847,088	2,449,795	2,166,898
Developed non-producing	312,185	233,289	189,098	159,729	138,455
Undeveloped	654,240	468,570	354,845	277,584	221,696
Total proved	5,488,704	4,156,406	3,391,031	2,887,108	2,527,048
Probable	2,109,267	1,290,900	913,897	699,731	561,982
Total proved plus probable	7,597,971	5,447,307	4,304,929	3,586,838	3,089,030

Note: May not add due to rounding

PRICING ASSUMPTIONS

Constant Prices and Costs

Year	Crude Oil	Edmonton	Natural Gas	Exchange
(Year End)	WTI	Light	AECO	Rate
	($US/bbl)	($CDN/bbl)	($CDN/MMBtu)	($US/$CDN)
2005	61.04	68.20	9.85	0.8589

NET ASSET VALUE

The following net asset value (“NAV”) calculation utilizes what is generally referred to as the “produce-out” net present value of Canetic’s oil and natural gas reserves based on forecast prices as provided by independent evaluators. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2005 year-end report. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

Net Asset Value – Discounted at 5 and 10 percent

	Jan 1, 2006 Constant Prices		Jan 1, 2006 Forecasted Prices
$ Millions	5%	10%	5%	10%
Proved Plus Probable (a)	5,447.3	4,304.9	4,681.4	3,786.8
Undeveloped Lands + Seismic (b)	113.7	113.7	113.7	113.7
Long-term Debt, net of Working Capital (c)	(777.7)	(777.7)	(777.7)	(777.7)
Net Asset Value	4,783.3	3,641.0	4,017.4	3,122.9
Units Outstanding (000’s) (d)	203,987	203,987	203,987	203,987
NAV/Unit	23.45	17.85	19.69	15.31

(a)       As evaluated by GLJ and Sproule.

(b)       Internal estimate.

(c)        Represents an estimate of combined long-term net debt, net of working capital excluding commodity and foreign currency contracts for Acclaim and StarPoint.

(d)       Represents total trust units outstanding and trust units issuable for exchangeable share and debentures Jan 5, 2006.

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. Canetic works continuously to add value, improve profitability and increase reserves which enhances the Trust’s NAV.

RESERVE RECONCILIATION

Reconciliation of Company Interest (1) Reserves by Principal Product Type

Forecast Prices and Costs

	Light and			Natural Gas
	Medium Crude	Heavy Oil	Natural Gas	Liquids	Total
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing
Acclaim Opening Balance	32,242	7,199	174,198	7,407	75,881
Acquisitions	29	—	73	2	43
Dispositions	(356)	—	(609)	(11)	(468)
Discoveries	77	48	2,927	39	651
Extensions	273	607	7,962	339	2,546
Infill Drilling	411	—	1,444	28	680
Improved Recovery	479	381	3,625	117	1,580
Economic Factors	484	108	2,613	111	1,138
Technical Revisions	2,924	100	8,783	702	5,190
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	31,863	6,653	162,881	6,811	72,474
StarPoint Closing Balance	34,933	9,911	105,904	1,896	64,391
Canetic Closing Balance	66,797	16,564	268,785	8,707	136,865
Total Proved
Acclaim Opening Balance	37,730	9,150	197,008	7,945	87,660
Acquisitions	29	—	73	2	43
Dispositions	(384)	—	(2,297)	(26)	(793)
Discoveries	77	280	2,960	39	889
Extensions	643	316	32,526	749	7,128
Infill Drilling	758	—	4,394	76	1,566
Improved Recovery	132	381	2,282	199	1,092
Economic Factors	566	137	2,955	119	1,315
Technical Revisions	2,562	94	7,503	804	4,711
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	37,413	8,568	209,270	7,984	88,843
StarPoint Closing Balance	45,112	11,284	146,330	2,404	83,188
Canetic Closing Balance	82,525	19,852	355,600	10,388	172,032
Proved Plus Probable
Acclaim Opening Balance	47,757	11,853	255,518	10,404	112,601
Acquisitions	29	—	388	2	96
Dispositions	(547)	—	(2,864)	(38)	(1,062)
Discoveries	442	525	3,712	56	1,640
Extensions	1,149	813	48,867	1,196	11,302
Infill Drilling	833	415	4,898	65	2,129
Improved Recovery	193	456	3,653	315	1,574
Economic Factors	716	178	3,833	156	1,689
Technical Revisions	1,692	(521)	(2,636)	421	1,152
Production	(4,700)	(1,789)	(38,135)	(1,923)	(14,768)
Acclaim Closing Balance	47,564	11,929	277,233	10,654	116,353
StarPoint Closing Balance	68,505	14,425	214,261	3,386	122,026
Canetic Closing Balance	116,069	26,354	491,494	14,040	238,378

Note: May not add due to rounding.

(1)       Canetic has included royalty interest reserves in this analysis so that a comparison can be made to the previous evaluation. Royalty interest volumes are as follows: PP 978 mboe; TP 1,040 mboe; and P+P 1,340 mboe.

2005 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

		Change to Company
	Capital Expenditures	Interest Reserves	Reserve Costs
	($thousands)	(mboe)	($/boe)
Total Proved
Total FD&A including change in FDC	219,047	15,951	13.73
Total FD&A excluding change in FDC	181,166	15,951	11.36
Proved Plus Probable
Total FD&A including change in FDC	240,940	18,520	13.01
Total FD&A excluding change in FDC	181,166	18,520	9.78

Note: FDC indicates “Future Development Capital”.

CORPORATE GOVERNANCE

Canetic has brought together a group of highly skilled business people to form our Board of Directors. Each member of the Board contributes to the effective stewardship of the Trust and provides strategic guidance to the management team.

The Trust is committed to meeting or exceeding regulated standards of corporate governance practices and procedures by continuing to identify, evaluate and implement best practices to enable the Board to effectively review and evaluate Canetic’s strategic direction, financial performance, internal controls, operations and executive performance.

As a Canadian trust listed on the New York Stock Exchange (“NYSE”), Canetic is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, Canetic must disclose the significant differences between its corporate governance practices and those required to be followed by the U.S. domestic companies under the NYSE corporate governance standards. Canetic’s Statement of Significant Governance Differences can be found on Canetic’s website at: www.canetictrust.com.

Canetic’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

The Board and management are committed to early evaluation, implementation and testing of regulated process and control mechanisms in order to ensure timely compliance with the Sarbanes-Oxley Act of 2002.

The Board of Directors is comprised of nine directors, seven of whom are “independent” within the meaning of the CSA Disclosure Instrument and Section 303A.02 of the NYSE Standards (Robert G. Brawn, W. Peter Comber, Murray M. Frame, Daryl Gilbert, Nancy M. Laird, Jack C. Lee and R. Gregory Rich). Mr. J. Paul Charron, is an officer of Canetic and therefore does not qualify as “independent” within the meaning of the CSA Disclosure Instrument and Section 303A.02 and Mr. Paul Colborne, is a former officer of StarPoint Energy Ltd., a predecessor entity of Canetic and therefore does not qualify as “independent” within the meaning of the CSA Disclosure Instrument and Section 303A.02.

Canetic’s directors have over 265 years of cumulative oil and gas experience and their average age is 56 years old. All directors hold university degrees to at least the bachelor’s level. Their education is heavily weighted towards business, economics, science and engineering. The nine directors sit on a total of 15 other public company boards.

In 2005, the Board met nine times, and is required to convene four times annually. The Board conducts regular in-camera meetings in the absence of those directors who are not independent.

Canetic has established a committee structure with all committees staffed by at least a majority of independent Directors. These committees are: the Audit Committee, the Reserves Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety and Environment Committee. Further information on Canetic’s Board and committee processes and Corporate Governance Practices including its Governance Guidelines, the Terms of Reference of the Audit, Human Resources and Compensation and Nominating and corporate governance practices meet or exceed allits Governance Guidelines, the Terms of Reference of the Audit, Human Resources and Compensation and Nominating and Corporate Governance Committees, the Trust’s policy respecting the Reporting of Questionable Business Practices and the Canetic Code of Ethical Conduct are posted on the Trust’s website at: www.canetictrust.com.

Director	Audit	Reserves	Human Resources	Corporate Governance	Health, Safety
Committee Matrix	Committee	Committee	& Compensation	& Nominating	& Environment
Robert G. Brawn	•	•
Paul Colborne		•			•
W. Peter Comber	•		•
Murray M. Frame		•		•	•
Daryl Gilbert	•	•			•
Nancy M. Laird			•	•
Jack C. Lee	•	•	•	•	•
R. Gregory Rich			•	•

COMMITTEE MANDATES

THE AUDIT COMMITTEE

The Audit Committee, comprised of four independent directors, is responsible for overseeing the integrity of the financial reporting process, internal controls and procedures, and reviewing the independence, qualifications and performance of Canetic’s external auditor. The Committee reviews and recommends for approval to the Board all financial, regulatory and legal documents necessary for public disclosure and reporting requirements. The Committee met four times during 2005.

THE RESERVES COMMITTEE

The Reserves Committee, comprised of four independent directors and one non-independent Director, assists the Board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required. The Reserves Committee also reviews asset acquisition and divestiture possibilities which affect the Trust’s portfolio of oil and natural gas properties. The Committee reviews the qualifications, experience and independence of the consulting engineering firms engaged to report on those reserves. The Committee met two times during 2005.

THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee, comprised of four independent directors, assists the Board in fulfilling its obligations related to human resources and compensation matters in respect of Canetic’s employees, officers and directors. This Committee is also responsible for assisting the Board in setting management objectives and assessing senior management performance. The Committee met eleven times during 2005 and retained the services of an independent compensation consultant to assist the Board in evaluating and determining the overall compensation program for the employees and executive officers of Canetic in 2005.

THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee, comprised of four independent directors, focuses on governance practices that will enhance the performance of Canetic. This committee assesses and makes recommendations regarding Board effectiveness and effective corporate governance practices and establishes and leads the process for identifying, recruiting, appointing, re-appointing and providing development opportunities for directors. The Committee met two times during 2005.

THE HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety and Environment Committee, comprised of three independent directors and one non-independent director, assists the Board in fulfilling its oversight obligations relating to health, safety and environmental matters. This committee assists the Board in relation to the development and implementation of systems and programs for management of health, safety and environmental matters. The Committee makes recommendations to the Board about Canetic’s policies, standards, practices and performance with respect to its corporate responsibility and compliance with laws applicable to health, safety and the environment. The Committee was constituted in August 2005 and met one time.

		Exploitation		Human			Large
Experience Matrix	Acquisitions	and Land	Operations	Resources	Finance	Legal	Corporation	International
Robert G. Brawn	•	•	•	•	•	•	•	•
Paul Colborne	•	•	•	•	•	•	•
W. Peter Comber	•			•	•		•
Murray M. Frame	•	•	•		•
Daryl Gilbert	•	•	•	•	•			•
Nancy M. Laird	•				•		•
Jack C. Lee	•	•	•		•			•
R. Gregory Rich	•	•	•	•	•		•	•

COMMUNITY INVESTMENT PROGRAM

2005 was an exciting year for Acclaim’s community investment program. We focused on three main areas — education, healthcare and the environment. Approximately $200,000 was donated and an additional $100,000 was raised by our employees through various fundraising events to support the communities in which we operate.

In 2006, Canetic will continue to focus on making a positive and lasting impact on the communities in which we operate and will begin to extend the community investment program to include our new production areas.

Having already embarked on some exciting initiatives this year, including sponsorship of the Drayton Valley Community Field House, Rocky Mountain House High School, the Canadian Avalanche Foundation, and the Edge School for Athletes, we are eager to develop strong relationships within the communities where our employees work and live. Canetic strives to be an active and responsible corporate citizen and will engage its employees in a variety of volunteer activities that will focus on building strong and healthy communities.

SIGNIFICANT COMMUNITY CONTRIBUTIONS IN 2005:

•                                          Alberta Children’s Hospital: Made the third of five annual payments to the “All for One, All for Kids” campaign which, when completed, will total a $50,000 donation that will be put towards the building of the new Alberta Children’s Hospital in Calgary.

•                                          Alberta Heart Institute: Donated the second of five annual installments to help the Edmonton University Hospital in its campaign to build the new Cardiac Centre for Excellence.

•                                          Bow Valley College: Initiated a partnership for the funding of “Improving Life Beyond the Classroom” scholarship.

•                                          United Way of Calgary and Area Campaign: Employees raised over $75,000 for the 2005 campaign and won the Platinum Award for Campaign Excellence and a nomination for the 2005 Spirit of Gold Awards.

•                                          STARS Alberta: Over the next three years Canetic will donate over $50,000 to the “Vision Critical” campaign which will help the organization create the STARS Centre for Education.

•                                          Enoch Cree First Nations: Annual $25,000 donation for food hampers during the holiday season and contributed to a variety of education and sports programs offered by the Enoch Cree Nation.

•                                          Community Support: In 2005, field offices invested over $35,000 throughout our operating area to help a variety of local teams, community programs and environmental initiatives reach their fundraising goals.

•                                          In December 2005 Acclaim and StarPoint employees combined their efforts and donated over 250 stockings to children at Penbrooke Meadows Elementary School in Calgary.

•                                          Calgary Learning Centre: Acclaim and Chairman Jack Lee partnered in 2004 and 2005 to establish the Jack Lee/ Acclaim Energy Trust Endowment Fund with Acclaim committing $50,000.

Canetic supports investing in the communities where we operate and where our employees live. Supporting causes that our employees are involved in is important to us, as is investing in key areas such as health, education and the environment. By contributing, we invest in the future.

Chairman and Director Jack Lee presents the Calgary Learning Centre with an endowment fund cheque.

ROYALTY TRUST PRIMER

WHAT IS A ROYALTY TRUST?

Canadian royalty trusts are structured to enable them to pay out a large percentage of their cash flow derived from oil and gas operations to unitholders in the form of monthly distributions.

Canadian royalty trusts are different from U.S. royalty trusts. U.S. trusts pay out the cash flow generated by their oil and gas properties, but they do not acquire new properties, or actively focus on new drilling opportunities. Consequently, their cash flow declines over time as their assets are depleted. Canadian trusts, by contrast, attempt to replenish depleted properties with new acquisitions and development activities and are established to operate indefinitely.

FREQUENTLY ASKED UNITHOLDER QUESTIONS

WHAT IS A PAYOUT RATIO?

Canetic defines a payout ratio as the total amount of distributions made to unitholders over a certain time period divided by the cash flow from operations over the same period. In 2005, Acclaim averaged a 58 percent payout ratio and in 2006, Canetic expects a 60 to 65 percent payout ratio. Payout ratios in the oil and gas trust sector averaged around 90 percent three years ago, and in 2005 the average payout ratio in our sector was approximately 70 percent. This trend focuses on sustainability through a greater emphasis on internally generated development.

WHAT IS EXPLOITATION?

We define the term exploitation as low risk oil and natural gas development, both drilling of new wells and the servicing of existing wells. Exploration is generally higher risk drilling. In 2005, we were successful in 99 percent of the oil and natural gas wells we drilled. In total, we drilled 172 wells resulting in improved production and increased reserves in the large oil and natural gas reservoirs we own. In 2006, Canetic intends to drill approximately 240 wells. We also successfully service existing wells to enhance productivity which contributes to good economic returns through sustained or enhanced production.

WHAT IS RESERVE LIFE INDEX (RLI)?

RLI is defined as the amount of time that it would take to “produce out” the reserves that are held at a certain point in time at current production rates, and assuming that no further development takes place. Canetic is in the mid range of our peers with a reserve life index (on a proved plus probable basis) of approximately 9 years. Canadian oil and gas trusts are essentially actively managed oil and gas operators which seek to replace a high percentage of their reserves through exploitation. All conventional oil and natural gas properties naturally decline as they are produced. New technologies to improve reserve recovery are constantly being developed which can also serve to increase the overall reserve life index.

HOW ARE TRUST DISTRIBUTIONS TAXED?

An oil and gas trust is a flow through entity for tax purposes. In a Canadian oil and gas trust, excess operating cash flows through the trust in the form of monthly distributions. The portion of such distributions that represents income of the trust are taxed as income in the hands of the unitholder. This differs from a corporation where tax is payable by the corporation on its taxable income and also by its shareholders on the dividends they receive from the corporation.

TAX OBLIGATIONS SPECIFIC TO U.S. UNITHOLDERS

Canetic’s monthly distributions are subject to a non-resident withholding tax of 15 percent to U.S. residents. This withholding generally is made prior to the distribution being received by the unitholder. For U.S. tax purposes, the Trust is treated as a corporation, and distributions are subject to the reduced dividend rate.

ROYALTY TRUST SHARE OF WCSB PRODUCTION

In 2002, oil and gas trusts represented approximately 7 percent of the 4.5 million boe/d produced in the Western Canadian Sedimentary Basin (WCSB). Three years later, the oil and gas trust sector represented over 20 percent of the 4.7 million boe/d produced in WCSB. We expect this trend to continue.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA

President and Chief Executive Officer

David J. Broshko, CA

Vice President, Finance and Chief Financial Officer

Mark P. Fitzgerald, MBA, P.Eng

Vice President, Operations

Richard J. Tiede, P.Eng

Vice President, Business Development

Wesley R. Morningstar, P.Geol

Vice President, Exploitation and Development

Brian D. Evans, LLB

Vice President, General Counsel and Secretary

Keith S. Rockley

Vice President, Human Resources & Corporate Administration

David M. Sterna

Vice President, Corporate Planning and Marketing

Donald W. Robson

Vice President, Land

DIRECTORS

Jack C. Lee, Calgary, Alberta

Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta

Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta

President, Chief Executive Officer and Director

Paul Colborne, Calgary, Alberta

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng, Houston, Texas

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300

Investor Toll Free: 1-877-539-6300

E-mail: info@canetictrust.com

BANKERS

Bank of Montreal

The Toronto Dominion Bank

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

Royal Bank of Canada

BNP Paribas (Canada)

Alberta Treasury Branches

National Bank of Canada

Union Bank of California, NA

Deutsche Bank AG

HSBC Bank Canada

Société Générale (Canada)

Canadian Western Bank

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

Sproule Associates Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

Dorsey & Whitney LLP

New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN

New York Stock Exchange: CNE

Debentures: CNE.DB.A 9.4%; CNE.DB.B 6.5%;

CNE.DB.C 8.0%; CNE.DB.D 11.0%

NOTICE OF ANNUAL GENERAL MEETING

All unitholders are invited to attend Canetic’s Annual General Meeting, to be held on Tuesday, May 9, 2006, at 3:00 p.m. (mountain time) in the Main Ballroom of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

HEAD OFFICE

1900, 255-5th Avenue SW

Calgary, Alberta

Canada T2P 3G6

Telephone: (403) 539-6300

Toll Free: 1-877-539-6300

Facsimile: (403) 539-6499

Email: info@canetictrust.com

Website: www.canetictrust.com

2005 FINANCIAL RESULTS

This is the first of a two part publication of Canetic’s 2005 Annual Report. To request Acclaim Energy’s 2005 Financial Results (Canetic’s predecessor company), please contact Canetic’s Investor Relations at (403) 539-6300 or 1-877-539-6300 or visit our website: www.canetictrust.com.

ABBREVIATIONS

bbl	Barrel
bbl/d	Barrels per day
bcf	Billion cubic feet
boe	Barrels of oil equivalent (6 mcf is equivalent to 1 bbl)
boe/d	Barrels of oil equivalent per day
Btu	British thermal units
CBM	Coalbed methane
FD&A	Finding, development and acquisition
FDC	Future Development Capital
Gj	Gigajoule
M	Thousand
MM	Million
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
NAV	Net Asset Value
OOIP	Original oil in place
PV	Present value
WCSB	Western Canadian Sedimentary Basin

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, and in certain documents incorporated by reference into this Annual Report, constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Canetic Trust and Canetic believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Report should not be unduly relied upon. These statements speak only as of the date of this Annual Report or as of the date specified in the documents incorporated by reference into this Annual Report, as the case may be.

In particular, this Annual Report, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

•                  oil and natural gas production levels;

•                  capital expenditure programs;

•                  the quantity of oil and natural gas reserves;

•                  projections of commodity prices and costs;

•                  supply and demand for oil and natural gas;

•                  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

•                  treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report.

•                  volatility in market prices for oil and natural gas;

•                  liabilities inherent in oil and natural gas operations;

•                  uncertainties associated with estimating oil and natural gas reserves;

•                  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•                  incorrect assessments of the value of acquisitions;

•                  geological, technical, drilling and processing problems;

•                  fluctuations in foreign exchange or interest rates and stock market volatility;

•                  failure to realize the anticipated benefits of acquisitions.

These factors should not be construed as exhaustive. Neither Canetic Trust nor Canetic undertakes any obligation to publicly update or revise any forward looking statements except as expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

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Telephone: 403.539.6300
Investor Toll Free: 1.877.539.6300
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Email: info@canetictrust.com

Canetic Resources Inc.
1900, 255 - 5th Avenue SW
www.canetictrust.com	Calgary, Alberta Canada T2P 3G6

1900, 255–5th Avenue SW

Calgary, Alberta

Canada T2P 3G6

Telephone: (403) 539-6300

Toll Free: 1-877-539-6300

Facsimile: (403) 539-6499

Email: info@canetictrust.com

Website: www.canetictrust.com